SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 9)*


                                 MediaBay, Inc.
                                 Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   58446J 10 8
                                 (CUSIP Number)

                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
          405 Lexington Avenue, New York, New York 10174 (212) 885-5442
              Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                December 15, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


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CUSIP NO. 58446J 10 8                                          Page 2 of 4 Pages
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Norton Herrick

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |X|

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

          N/A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e) |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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               7    SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY        5,613,720 (includes 4,832,060 shares of Common Stock
  OWNED BY          issuable if options and warrants are exercised and
    EACH            convertible debt is converted) as of December 15, 2000
  REPORTING
   PERSON
    WITH

               -----------------------------------------------------------------
               8    SHARED VOTING POWER

                         0

               -----------------------------------------------------------------
               9    SOLE DISPOSITIVE POWER

                    5,613,720 (includes 4,832,060 shares of Common Stock issuable if options and warrants are exercised and convertible debt is converted) as of December 15, 2000

               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,613,720 (includes 4,832,060 shares of Common Stock issuable if options and warrants are exercised and convertible debt is converted) as of December 15, 2000.

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*|X|

          Does not include 2,964,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the 2,964,180 shares held by the N. Herrick Trust.

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.0%

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14   TYPE OF REPORTING PERSON*

          IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3.   Source and Amount of Funds or other Consideration.

          Not Applicable

Item 4.   Purpose of Transaction.

          This Amendment reports the following transactions:

     On December 15, 2000, the Reporting Person rescinded the sale of $1,984,250 principal amount of the Convertible Note because the purchasers failed to make the payment required under the agreements of sale, and, as a result, the Reporting Person returned to the Company for cancellation warrants to purchase 46,299 shares of Common Stock.

Item 5.   Interest in Securities of the Issuer.

     As of December 15, 2000, the Reporting Person beneficially owned an aggregate of 5,613,720 shares of Common Stock constituting approximately 30.0% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment.

Item 7.   Materials to be filed as Exhibits.

          None


                                Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 15, 2000


                                        /s/  Norton Herrick
                                             ---------------------
                                             Norton Herrick


                                Page 4 of 4 Pages